Federal and Territorial Governments Announce Funding for Casino Access Road

VANCOUVER, BC -- (Marketwired - September 05, 2017) - Western Copper and Gold Corporation ("Western" or the "Company") (TSX: WRN) (NYSE American: WRN) (NYSE MKT: WRN) is pleased to announce that complete funding for upgrading the initial 82 km of the existing access road to standards required for the Casino Project and 30% funding for the additional 126 km of new access road to the Casino site has been secured through commitments from the Yukon Territorial Government and Federal Government to fund the Yukon Resource Gateway Application ("Funding Approval").

The Right Honourable Justin Trudeau, Prime Minister of Canada made the announcement along with Yukon Premier Sandy Silver at a formal press conference in Whitehorse, Yukon on September 2nd. They were joined by Paul West-Sells, Western's President and CEO, First Nations Chiefs and other industry and government representatives. The details of the joint government announcement can be found here: http://www.gov.yk.ca/news/17-177.html

PRESIDENT'S MESSAGE

"This Funding Approval is a significant commitment from both the Territorial and Federal Governments. I look forward to working with these Governments and First Nation Governments to finalize agreements to build the road," said Paul West-Sells, Western's President and CEO. "Construction of this road will provide jobs and business opportunities to the communities and First Nations in the short term, and will provide much needed infrastructure to the Casino Project that will provide significant benefit to these communities, First Nations, and the Yukon in general for the long term.

Since 2006, we have been working with the Federal, Territorial and First Nations Governments and top environmental consultants to ensure that the planned road leading into the Casino site will have the lowest possible environmental impact and will ensure maximum benefit for local communities and First Nations.

While the people of Yukon are the true beneficiaries from this Funding Approval, shifting the roadwork commitments to the Government will also reduce the capital expenditure for Casino."

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada's premier copper-gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world. For more information, visit www.westerncopperandgold.com.

On behalf of the board,

"Paul West-Sells"

Dr. Paul West-Sells

President and CEO

Western Copper and Gold Corporation

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

This news release contains certain forward-looking statements concerning anticipated developments in Western's operations in future periods. Statements that are not historical fact are "forward-looking statements" as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and "forward looking information" as that term is defined in National Instrument 51-102 ("NI 51-102") of the Canadian Securities Administrators (collectively, "forward-looking statements"). Certain forward looking information should also be considered future-oriented financial information ("FOFI") as that term is defined in NI 51-102. The purpose of disclosing FOFI is to provide a general overview of management's expectations regarding the anticipated results of operations and capital expenditures and readers are cautioned that FOFI may not be appropriate for other purposes. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. These forward-looking statements may include, but are not limited to, statements regarding perceived merit of properties; mineral reserve and resource estimates; capital expenditures; feasibility study results (including projected economic returns, operating costs, and capital costs in connection with the Casino Project); exploration results at the Company's property; budgets; permitting or other timelines; economic benefits from the mine and/or the access road; strategic plans; market price of precious and base metals; or other statements that are not statement of fact. The material factors or assumptions used to develop forward-looking statements include prevailing and projected market prices and foreign exchange rates, exploration estimates and results, continued availability of capital and financing, construction and operations, the Company not experiencing unforeseen delays, unexpected geological or other effects, equipment failures, permitting delays, and general economic, market or business conditions and as more specifically disclosed throughout this document, and in the AIF and Form 40-F.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of Western and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; risks related to joint venture operations; risks related to cooperation of government agencies and First Nations in the development of the property and the issuance of required permits; risks related to the need to obtain additional financing to develop the property and uncertainty as to the availability and terms of future financing; the possibility of delay in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in Western's AIF and Form 40-F, and other information released by Western and filed with the applicable regulatory agencies.

Western's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

For more information, please contact:

Chris Donaldson
Manager, Corporate Development and Community
604.638.2520
cdonaldson@westerncopperandgold.com